UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

18 September 2013
Commission File No. 001-32846

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CRH public limited company
(Translation of registrant's name into English)

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Belgard Castle, Clondalkin,

Dublin 22, Ireland.

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F
X
Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

CRH plc (the "Company")

N E W S    R E L E A S E

18 September 2013

CRH ANNOUNCES US MANAGEMENT CHANGE

CRH plc, the international building materials group, announces that Doug Black, Chief Operating Officer of Oldcastle, Inc. (the holding company for CRH's interests in the Americas) is leaving the Group to pursue other interests. As a result of this, Randy Lake, Chief Executive Oldcastle Materials, Keith Haas, Chief Executive Oldcastle Building Products, Bob Feury, Chief Executive Oldcastle Distribution and Joe Myers, President Oldcastle Building Solutions, will report directly to Mark Towe, Chief Executive of Oldcastle.

Commenting on this, Myles Lee, CRH Chief Executive, said "We would like to express our appreciation to Doug for his significant contribution to the development of our North American business over a long career with Oldcastle and we wish him well for the future. Mark and his team will continue to lead and develop our operations in the Americas".

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Contact CRH at Dublin 404 1000 (+353 1 404 1000)
Myles Lee                       Chief Executive

Albert Manifold             Chief Executive Designate

Maeve Carton                 Finance Director

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353.1.4041000
Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

CRH public limited company
(Registrant)

Date: 18 September 2013

By:___/s/Maeve Carton___
M. Carton
Finance Director